SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 16, 2020.

TRANSLATION

Buenos Aires, April 16, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: YPF S.A. Ordinary and Extraordinary

Shareholders Meeting; Supplemental

notice – CNV Resolution No. 830/2020

Dear Sirs:

In accordance with the requirements of Section 1 of Chapter XII of Title XVIII the Argentine Securities Commission (the “CNV”) Rules, pursuant to CNV General Resolution No. 830/2020 this supplemental notice is delivered.

In that sense, we hereby inform you that on April 16, 2020 YPF S.A. has supplemented the notice published in the Official Gazette of the Argentine Republic under No. 16284/20 and in the newspaper El Cronista on April 2, 2020 through April 8, 2020, by means of which the Company called for its General Ordinary and Extraordinary Shareholders Meeting to take place on April 30, 2020, at 11 am, in order to inform our Shareholders that, considering the emergency situation derived from the COVID-19 pandemic and RG CNV 830/2020, YPF S.A.’s Board of Directors has decided, to include the following item as a PRELIMINARY ITEM IN THE AGENDA:“Holding of Shareholders’ Meeting remotely in accordance with the provisions of General Resolution No. 830/2020 of the National Securities Commission”, which will only be subject to discussion if, on the date when the Shareholders Meeting is scheduled to take place, the preventive, obligatory and sectorized restrictions on free movement of persons subsists, as a consequence of the mentioned state of emergency. When considering this point, Shareholders of all classes of shares will vote jointly as a single class. For purposes of this item of the agenda, the Meeting will be Extraordinary, and in order to be approved it will be necessary to obtain a majority equal to that necessary to amend our bylaws.

In that sense, the Shareholders Meeting will be held remotely, through the Cisco Webex Events videoconference system that allows: i) the free accessibility to the Meeting of all participants with full ability for participants to vote and speak; ii) the simultaneous transmission of sound, images and words during the course of the Meeting, ensuring the principle of equal treatment of all shareholders; and iii) the recording of the Meeting and its preservation on digital media.

Shareholders who have successfully registered to attend the Meeting within the legal term will receive a link to access the Meeting via email to the email address provided when registering or, to the email used for such registration, together with instructions for the access and development of the Meeting, so that they can participate in the Meeting through such system. In case of attendees to the Meeting by means of proxies or legal representatives, when registering the shareholders must provide the email address for their proxies or designated legal representatives, where the aforementioned link and instructions will be delivered.

To participate in the Meeting, the shareholders or their representatives, as appropriate, must enter to this link at least 20 minutes before the time indicated for the beginning of the Meeting. The Meeting will begin promptly, and attendees will not be admitted after the starting time for the Meeting. At the opening of the Meeting, there will be a record of participants their role for purposes of the Meeting, the physical location, and the system used by the Company for this purpose. At the time of voting for different items, we will ask each shareholder to provide their vote on each of the motions, for the relevant shareholder to leave audiovisual record of its vote.

The members of YPF’s Supervisory Committee who participate in the Meeting will verify compliance with the applicable regulations.

In case they intend to participate through proxies or legal representatives, the shareholders must deliver to the Company, at least 5 business days prior to the date of the Meeting, the corresponding enabling instrument, with any necessary formalities, in PDF format to the email address asamblea@ypf.com.

The remaining documentation / information required in notes 1) to (and including) 4), of the call notice must be delivered to the aforementioned email address prior to 5 p.m. on April 24, 2020. Within 3 business days of the current emergency measures being lifted, shareholders must present the applicable authenticated original instruments, at the Company’s registered office.

Signature of the Meeting Attendance Registry will be coordinated once the current emergency measures have been lifted.

The Company will evaluate the evolution of the pandemic, health emergency and any measures taken by the corresponding authorities. Further, the Company is currently working for the Meeting to move forward as planned, by adapting it to the rules, authorizations and regulations in force from time to time. We will report to the market any changes which may be adopted in the future.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 17, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer